Statement of Control Person

                                                                    Exhibit 2.1
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                           Statement of Control Person


The Statement on this Schedule 13G/A dated November 1, 2001 with respect to the common stock par value $0.01 per share of Praecis Pharmaceuticals Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k) respectively as a control person (HC) of Orbimed Advisors, LLC and Orbimed Advisors, Inc.

Orbimed Advisors, Inc. files this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) respectively as an investment advisor (IA) and Orbimed Advisors, LLC files this statement on Schedule 13G/A in accordance with the provisions or Rule 13d-1(c) and 13d-1(k) respectively as a corporation (CO).